Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

Form S-4 File No.: 333-194781

DATE:	May 14, 2014
TO:	All Actavis and Forest Employees
FROM:	Paul Bisaro, Chairman & CEO, Actavis
Brent Saunders, CEO & President, Forest
RE:	Announcing Proposed Executive Leadership Team for Combined Company Following Close of the Acquisition of Forest

Since our proposed combination was announced in February, we are proud to see that colleagues at Actavis and Forest have maintained a high focus on their customers and key objectives. Our businesses continue to perform well as a result of your continued efforts. Meanwhile, the joint Actavis/Forest Integration planning teams have been working to define the structure of the combined company following close. At the outset we made a commitment to keep you informed about decisions as they were finalized.

In that spirit, we are pleased to announce the proposed Executive Leadership Team of the combined company will become effective following the close of the Actavis/Forest transaction, which is anticipated at mid-year. This is a key step in our integration planning process, which will streamline pre-integration-related decision-making across our combined organization.

Paul Bisaro, Chairman and CEO of Actavis, will become Executive Chairman of Actavis plc. Brent Saunders, currently CEO and President of Forest, will become Chief Executive Officer and President. Bob Stewart, President, Actavis Global Operations, will become Chief Operating Officer of the global organization. Brent will report to Paul and the Board of Directors, and Bob will report to Brent. We are also pleased to announce the proposed leadership structure for our global commercial businesses, operations and shared service functions.

Paul Bisaro – Executive Chairman

In the newly created role of Executive Chairman, Paul will continue to lead the Company’s Board of Directors, while maintaining his oversight of the strategic management of Actavis. He will work closely with Brent and the Actavis Management Team to oversee the development of our brand, generic, branded generic and OTC business growth strategies, as well as the identification and execution of mergers and acquisitions, including geographic and business unit diversification strategies and initiatives. Paul will also continue to share in senior management team selection and retention; overall business integration initiatives; strategic planning for both organic and inorganic growth; and in conjunction with Brent, continue to represent the Company with shareholders, investors and other critical audiences.

Brent Saunders – CEO and President

As CEO and President, Brent will have responsibility for leading our Company’s approximately $15 billion global pharmaceutical business. He will have responsibility for all commercial and business functions, as well as lead the company’s finance, legal, human resource and corporate affairs activities. Brent will also have a seat on our Company’s Board of Directors. Brent is a proven leader with an in-depth knowledge of and passion for the pharmaceutical industry. His record of success at Forest, Bausch + Lomb and Schering-Plough speaks for itself. We will work closely together to continue to build the new Actavis into a world-class company focused on sustainable double-digit growth.

Siggi Olafsson to Leave Actavis

It is with regret that we announce that Siggi Olafsson, President, Actavis Pharma, has elected to leave our Company at the close of the transaction. During the transitional period, Siggi will continue to work closely with his commercial management team to ensure continued achievement of the Company’s commercial objectives and support the transition. We thank him for his contributions to Actavis and wish him the best in his future endeavors.

Global Commercial Sales and Marketing Functions

To support our more complex and expanded specialty pharmaceutical business we are pleased to announce that Bill Meury, currently Executive Vice President, Sales and Marketing for Forest, will assume responsibility as Executive Vice President Commercial, North American Brands at close, reporting to Brent. Tim Callahan, Senior Vice President Actavis Brands Commercial Operations, will report to Bill. We expect to announce Bill’s leadership team within the next few weeks.

To support our complex global generic, brand, branded generic and Over-the-Counter (OTC) commercial operations, we are pleased to announce that David Buchen, currently Actavis Chief Legal Officer, will assume responsibilities in a newly created position of Executive Vice President Commercial, North American Generics and International, reporting to Brent. Andrew Boyer, Senior Vice President, U.S. Generics Sales and Marketing; Jean-Guy Goulet, President, Canada and LATAM; Lars Ramneborn, Senior Vice President, International; Valur Ragnarsson, CEO, Medis Third-Party; and Gunnar Beinteinsson, Senior Vice President, Commercial

Operations will retain their current positions, reporting to David. Albert Paonessa, President, Anda Inc., Actavis’ U.S. distribution business, will report to David. Elaine Hochberg, Executive Vice President, International, Strategic Planning and Government Affairs, Forest, will provide transitional support during the integration planning process through the close. Gudbjorg Edda Eggertsdottir, President, Actavis Iceland has elected to retire on July 1, 2014, and will provide transitional support of the integration process until her retirement. We want to thank Edda for more than 30 years of support for our Company.

We believe that Bill and David will form a dynamic team in guiding our innovative new commercial organization. Bill’s extensive background across the Forest organization, including oversight of the company’s Global Commercial and U.S. Marketing, Sales, Managed Care, Market Research, Commercial Assessments and Early Commercialization activities, will prove invaluable in leading Actavis’ significantly expanded North American Specialty Portfolio and the continued growth of our blockbuster product franchises.

David brings nearly 20 years of experience within the pharmaceutical industry to his new commercial responsibilities, and his appointment to this position capitalizes on his intimate knowledge of our Company and the various mergers and acquisitions that have been instrumental in our evolution over the last several years. His exceptional hands-on management of Paragraph IV litigation, intellectual property issues and global pharmaceutical regulations, among other areas, has been a fundamental component of the tremendous growth within our generic business. David’s breadth of business development experience, both U.S. and international market intelligence and legal and regulatory expertise represents a truly unique addition to the efficient management of our North American Generic and International commercial business.

Bob Stewart – Chief Operating Officer

In the newly created position of Chief Operating Officer, Bob will retain responsibility for Global Operations, Supply Chain, Procurement, Engineering and Security and Information Technology. Kevin Walsh, Senior Vice President of Operations at Forest will support the integration planning process through the close of the transaction.

In addition, Bob will retain responsibility for managing Global Brand, Generic and Biosimilar Research and Development. By adding the management of our more than $1 billion investment in global R&D to Bob’s portfolio, we are now more efficiently aligned from development through delivery to customers. The link between innovation, development, timely approval and flawless delivery is critical to our global success, and combining this function with the supply chain expertise of Bob and his team closes the last gap in creating the most efficient global operations organization in the industry.

Hafrun Fridriksdottir will retain her current position as Senior Vice President, Actavis Generic R&D. She will also assume responsibility for managing generic inhalation product development. Stefan Jokull Sveinsson, Senior Vice President, R&D Respiratory for generic inhalation products will be leaving at the close, and will support the integration planning during the transition.

Marco Taglietti to Leave Forest

It is with regret that we announce that Marco Taglietti, Executive Vice President, Drug Development & Research and Chief Medical Officer at Forest has decided to leave the company after the close to pursue other professional interests. During the transition, Marco will work to ensure continued achievement of Forest’s drug development objectives and support the integration planning. We thank him for his contributions to Forest and wish him the best in the future.

We have undertaken an internal and external search for an executive to serve as Senior Vice President, Actavis Global Brand R&D, who will report to Bob. Pending the completion of that process, Chuck Ebert, Ph.D., currently Senior Vice President, Actavis Global Brand R&D will continue to manage the Actavis Brand R&D activities. Crawford Brown, CEO, Actavis Biosimilar R&D, will retain responsibility for managing these activities.

In addition to Global Research and Development, the Actavis Pharmaceutical Business Development activities, led by Daniel Motto, Senior Vice President, Global Business Development, will report to Bob. Within Global Operations, the following individuals will lead the combined functions, reporting to Bob: Wayne Swanton, Senior Vice President of Global Manufacturing and Supply Chain; Claire Gilligan, Senior Vice President of Quality; Helga

Gudlaugsdottir; Vice President, Global Procurement; Jay Bapna, Senior Vice President, Global Engineering and EHS; Sean Lennon, Interim Chief Information Officer. Alex Kelly, currently Senior Vice President, Chief Communications and Investor Relations Officer at Forest, will become Senior Vice President and Chief Integration Officer for Actavis, reporting to Bob Stewart. Marc Lehnen, Senior Vice President, Actavis Global Integration Management and Operational Excellence, will provide transitional support of the integration planning process through the close.

Senior Management Organization for Shared Services

To support our larger and more complex company, we are also announcing the senior management team for our Global Shared Services Functions, which will report to Brent following the close.

Todd Joyce will retain his Actavis position as Chief Financial Officer for the combined company. Frank Perier, Chief Financial Officer of Forest, will provide transitional support of the integration process following the close.

Bob Bailey, Senior Vice President and Chief Legal Officer of Forest, will assume the position of Chief Legal Officer and Corporate Secretary of Actavis.

Karen Ling, Senior Vice President and Chief Human Resources Officer, Forest, will be Chief Human Resources Officer for Actavis at close, succeeding Patrick J. Eagan, Actavis Chief Human Resource Officer, who will support the transition and integration through the end of 2014. Charlie Mayr, Chief Communications Officer for Actavis, will retain responsibility for Communications, Investor Relations, Public Relations, Government Affairs and Strategic Alignment. Sig Kirk, Senior Vice President, Actavis Corporate Business Development, will retain his responsibility for corporate business development. To support the increased worldwide compliance obligations and different marketplace requirements, Joseph Zimmerman, Senior Vice President and Chief Compliance Officer for Forest, and Deb Penza, Chief Compliance Officer for Actavis, will both report to Brent and lead the Corporate Compliance Office. David Solomon, Senior Advisor to the CEO of Forest, will provide transition and integration support following the close. John Fraher, President Aptalis Pharma will continue to report to Brent as we evaluate various strategic options, including retaining and investing in the business.

The leadership teams supporting Todd, Bob, Karen, Charlie, Sig, Joe and Deb will be announced in the coming weeks.

With these announcements, we are providing clarity as to the initial organization of what will be a much larger and more complex global company. We would encourage all employees to refrain from speculation regarding leadership of individual teams or divisions, as these announcements will be communicated over the next several weeks. No decisions about sites or locations have been made at this time. Decisions about sites will be communicated as they are made following the close.

Business as Usual

It is important to remember that until close, Actavis and Forest will continue to operate as separate companies, and competitors, focused on continuing to grow our respective businesses and deliver the financial results we have promised to our shareholders; continuing to deliver the highest quality products, with the best service to our customers; and continuing to focus on improving all that we do.

We want to thank all employees for their continued commitment to meeting the objectives of our separate businesses prior to close, and for their support of the integration planning activities.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on May 2, 2014. Each of Actavis and Forest has mailed to its stockholders or shareholders the proxy statement/prospectus. In addition, each of Actavis and Forest has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the preliminary joint proxy statement/prospectus. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis plc’s Annual Report on form 10-K for the year ended December 31, 2013 and Quarterly Report on form 10-Q for the quarter ended March 31, 2014 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Forest Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.